SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SPHERE 3D CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

8481Q109

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer and General Counsel

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 8481Q109	Page 2 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,502,762[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,502,762[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,502,762[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%[1]
14.	TYPE OF REPORTING PERSON PN

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture (as defined herein) at a Conversion Price (as defined herein) of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants (as defined herein), and (iii) 1,117,647 Common Shares issuable upon conversion of US$9,500,000 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 3 of 17

1.	NAMES OF REPORTING PERSONS Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 383,865[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 388,865[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,865[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1%[1]
14.	TYPE OF REPORTING PERSON PN

[1]	Includes 209,824 Common Shares issuable upon conversion of US$1,783,500.20 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 4 of 17

1.	NAMES OF REPORTING PERSONS CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 339,340[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 339,340[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,340[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%[1]
14.	TYPE OF REPORTING PERSON PN

[1]	Includes 187,882 Common Shares issuable upon conversion of US$1,597,000.60 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 5 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,105,355[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,105,355[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,355[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.1%[1]
14.	TYPE OF REPORTING PERSON CO

[1]	Includes 632,000 Common Shares issuable upon conversion of US$5,371,997.98 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 6 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,368[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,368[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,368[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5%[1]
14.	TYPE OF REPORTING PERSON CO

[1]	Includes 87,941 Common Shares issuable upon conversion of US$747,501.22 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 7 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,502,762[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,502,762[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,502,762[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%[1]
14.	TYPE OF REPORTING PERSON OO

[1]	Includes 397,706 Common Shares issuable upon conversion of US$3,380,500.80 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 8 of 17

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 723,205[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 723,205[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,205[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%[1]
14.	TYPE OF REPORTING PERSON OO

[1]	Includes (i) 397,706 Common Shares issuable upon conversion of US$3,380,500.80 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share and (ii) 135,975 Common Shares issuable upon exercise of the Warrants.

13D

CUSIP No. 8481Q109	Page 9 of 17

1.	NAMES OF REPORTING PERSONS FBC Holdings S.à r.1.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,509,834[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,509,834[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,509,834[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.8%
14.	TYPE OF REPORTING PERSON CO

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share and (ii) 135,975 Common Shares issuable upon exercise of the Warrants.

13D

CUSIP No. 8481Q109	Page 10 of 17

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,502,762[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,502,762[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,502,762[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%[1]
14.	TYPE OF REPORTING PERSON IN

1	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants, and (iii) 1,117,647 Common Shares issuable upon conversion of US$9,500,000 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 8481Q109	Page 11 of 17

ITEM 1.	Security and Issuer

This Statement on Schedule 13D relates to common shares, without par value, (the “Common Shares”) of Sphere 3D Corporation, an Ontario corporation (“Issuer” or “Sphere 3D”). The address of the principal executive office of the Issuer is 240 Mattheson Blvd. East, Mississauga, Ontario Canada, LYZ1X1. For purposes of calculating the percentages of Common Shares owned, the Reporting Persons have assumed that there were 35,069,410 Common Shares outstanding at December 1, 2014 after giving effect to the Sphere-Overland Merger (as defined herein), as disclosed by Sphere 3D to Cyrus Capital.

ITEM 2.	Identity and Background

(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Crescent 1, L.P., a Delaware limited partnership (“CRES”), CRS Master Fund, L.P., a Cayman Island exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“CMFII”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Island exempted limited company (“CSOM”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.1., a Luxembourg private limited liability company (“FBC”), and Mr. Stephen C. Freidheim (each of Cyrus Capital, CRES, CRS, CMFII, CSOM, Cyrus GP, Cyrus Advisors, FBC, and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”).

FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of CMFII, CRS, CRES, CSOM and Cyrus Europe Master Fund, Ltd., each of which are private investments funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus Capital is the investment manager of FBC and the investment manager of each private fund holding an interest in FBC. Cyrus GP is the general partner of Cyrus Capital. Cyrus Advisors is the general partner of CRES and CRS. Mr. Freidheim is the manager of Cyrus GP and Cyrus Advisors and is the Chief Investment Officer of Cyrus Capital. CRES, CRS, CMFII and CSOM are collectively referred to herein as the “Cyrus Funds”.

Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of securities of the Issuer, other than those reported herein as being owned by such Reporting Person.

Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.

(b) The business address of each of the Reporting Persons is c/o Cyrus Capital Partners, L.P., 399 Park Avenue, 39th Floor, New York, New York 10022.

(c) Set forth on Exhibit 99.3 to this Schedule 13D and incorporated herein by reference, are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Freidheim is a citizen of the United States. The citizenship of each of the other Reporting Persons is set forth in (a) of this Item 2.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

13D

CUSIP No. 8481Q109	Page 12 of 17

ITEM 3.	Source and Amount of Funds or Other Consideration

On December 1, 2014, Sphere 3D and Overland Storage, Inc. (“Overland”) completed a merger pursuant to which Overland became a wholly-owned subsidiary of Sphere 3D (the “Sphere-Overland Merger”). Pursuant to the terms of the merger, each share of Overland common stock issued and outstanding immediately prior to the merger was exchanged for 0.46385 of a Common Share of Sphere 3D.

As further discussed in Item 4 below, FBC and the Cyrus Funds have acquired an aggregate of (i) 5,915,807 Common Shares of Sphere 3D, (ii) Warrants (as defined below) to acquire an additional 135,975 Common Shares and (iii) convertible New Debentures (as defined below) in aggregate principal amount of US$19,500,000 which are convertible into an aggregate of 2,450,980 Common Shares. Of these securities, (i) FBC holds 5,040,526 Common Shares, Warrants to acquire an additional 135,975 Common Shares and New Debentures in the principal amount of US$10,000,000 which are convertible into 1,333,333 Common Shares, (ii) CRS holds 151,458 Common Shares and New Debentures in the principal amount of US$1,597,000.60 which are convertible into 187,882 Common Shares, (iii) CRES holds 174,041 Common Shares and New Debentures in the principal amount of US$1,783,500.20 which are convertible into 209,824 Common Shares, (iv) CSOM holds 76,427 Common Shares and New Debentures in the principal amount of US$747,501.22 which are convertible into 87,941 Common Shares and (v) CMFII holds 473,355 Common Shares and New Debentures in the principal amount of US$5,371,997.98 which are convertible into 632,000 Common Shares. As further described in Item 4 below, FBC and the Cyrus Funds were issued Common Shares in connection with the Sphere-Overland Merger and were issued New Debentures in exchange for existing indebtedness of Sphere 3D and Overland.

ITEM 4.	Purpose of Transaction

On December 1, 2014, Sphere 3D and Overland completed a merger pursuant to which Overland became a wholly-owned subsidiary of Sphere 3D. Pursuant to the terms of the merger, each share of Overland common stock issued and outstanding immediately prior to the merger was exchanged for 0.46385 of a Common Share of Sphere 3D.

FBC and the Cyrus Funds have acquired an aggregate of (i) 5,915,807 Common Shares of Sphere 3D, (ii) Warrants to acquire an additional 135,975 Common Shares and (iii) convertible New Debentures in aggregate principal amount of US$19,500,000 which are convertible into an aggregate of 2,450,980 Common Shares. FBC and the Cyrus Funds acquired these securities as follows:

(a) On June 5, 2014, FBC acquired on a private placement basis from Sphere 3D 259,000 special warrants (the “Special Warrants”) issued by Sphere 3D at C$8.50 per Special Warrant, for an aggregate purchase price of C$2,201,500. Pursuant to their terms, all such 259,000 Sphere 3D Special Warrants were deemed to have been exercised on October 6, 2014, for an aggregate of 271,950 Common Shares (the “Special Warrant Shares”) and 135,975 Common Share purchase warrants (each, a “Warrant”) of Sphere 3D. Each whole Warrant may be exercised to acquire one Common Share at an exercise price of C$11.50 per share until June 5, 2016.

(b) On July 10, 2014, FBC acquired from Sphere 3D 10,894 Common Shares in lieu of C$110,684.93 interest due and payable to FBC by Sphere 3D pursuant to the 2013 Overland Loan (as defined below). Each of such 10,894 Common Shares was issued at a price of C$10.16 per share.

(c) On October 17, 2014, as consideration for the consent by FBC and the Cyrus Funds to the October Overland Loan (as defined below), Overland assigned to the Cyrus Funds an aggregate of 25,000 Common Shares of Sphere 3D then outstanding and held by Overland, as follows: (i) 14,135 Common Shares to CMFII, (ii) 4,203 Common Shares to CRS, (iii) 4,694 Common Shares to CRES, and (iv) 1,968 Common Shares to CSOM. Such 25,000 Common Shares were deemed to be assigned to such Cyrus Funds at C$5.40 per share (for an aggregate of C$135,000).

(d) On December 1, 2014, in connection with the Sphere-Overland Merger, Sphere 3D issued 333,333 Common Shares to FBC at a price per share of US$7.50 as settlement in full of US$2,500,000 due and payable to FBC by Overland pursuant to the March Sphere 3D Convertible Debenture (as defined below), as further described in this paragraph. On October 13, 2014, Overland borrowed US$7,500,000 in aggregate principal amount from FBC (the “October Overland Loan”), of which amount US$2,500,000 was used by Overland to repay to Sphere 3D US$2,500,000 of indebtedness then owed by Overland to Sphere 3D. As partial consideration therefor, Sphere 3D guaranteed in favour of FBC US$2,500,000 in principal amount of the October Overland Loan amount (the “Sphere 3D Guarantee”). The terms of the October Overland Loan and Sphere 3D Guarantee provided that upon the closing of the Sphere-Overland Merger, Sphere 3D would issue Common Shares to FBC in full payment of US$2,500,000 in principal amount of the October Overland Loan at a subsequently agreed price per share of US$7.50 (equivalent to C$8.57 based on the noon exchange rate of C$0.8751 = US$1.00, as published by the Bank of Canada on November 28, 2014).

(e) On December 1, 2014, at the effective time of the Sphere-Overland Merger, FBC and the Cyrus Funds acquired, 5,124,630 Common Shares in consideration for an aggregate 11,048,045 shares of Overland common stock held by FBC and the Cyrus Funds immediately prior to the effective time of the Sphere-Overland Merger, as follows: (i) 402,681 Common Shares were issued to CMFII, (ii) 130,443 Common Shares were issued to CRS, (iii) 150,569 Common Shares were issued to CRES, (iv) 66,588 Common Shares were issued to CSOM, and (v) 4,374,349 Common Shares were issued to FBC. All such Common Shares were issued at an exchange ratio of 0.46385 Common Shares for each share of Overland common stock.

13D

CUSIP No. 8481Q109	Page 13 of 17

(f) On December 1, 2014, concurrently with the closing of the Sphere-Overland Merger, FBC and Sphere 3D agreed to consolidate (the “Debt Consolidation”) under a single global debenture, as evidenced by newly issued convertible debentures of Sphere 3D (the “New Debentures”) all indebtedness then owing to FBC and the Cyrus Funds by Overland and Sphere 3D. At the time of such closing, such debt was in the aggregate principal amount of US$19,500,000, comprised of (i) US$9,500,000 in aggregate principal amount under an Amended and Restated Note Purchase Agreement dated as of November 1, 2013 between Overland and the Cyrus Funds (the “2013 Overland Loan”), (ii) US$5,000,000 in aggregate principal amount outstanding pursuant to the October Overland Loan after giving effect to the issuance by Sphere 3D of the 333,333 Common Shares in repayment of US$2,500,000 of the US$7,500,000 in aggregate principal amount originally outstanding under such loan, as described in clause (d) of this Item 4 above, and (iii) US$5,000,000 in aggregate principal amount outstanding under a convertible secured debenture of Sphere 3D subscribed by FBC on March 21, 2014 (the “March Sphere 3D Convertible Debenture”). The US$19,500,000 aggregate principal amount of New Debentures has been allocated to, and is held by, FBC and the Cyrus Funds as follows: (i) US$10,000,000 in principal amount under the New Debentures is held by FBC, (ii) US$5,371,997.98 in principal amount under the New Debentures is held by CMFII, (iii) US$1,597,000.60 in principal amount under the New Debentures is held by CRS, (iv) US$1,783,500.20 in principal amount under the New Debentures is held by CRES, and (v) US$747,501.22 in principal amount under the New Debentures is held by CSOM.

The aggregate principal amount outstanding under the New Debentures bears simple interest at a rate of 8.0% per annum payable semi-annually in arrears, with the first interest payment date being June 30, 2015, and will mature on March 31, 2018.

Subject to regulatory approval, including by The Nasdaq Global Market and the TSX Venture Exchange (“TSX-V”), the US$19,500,000 aggregate principal amount outstanding under the New Debentures, and interest accrued thereon, will be convertible into Common Shares of Sphere 3D at the option of the holder at a price (the “Conversion Price”) equal to:

(i) in respect of US$10,000,000 in aggregate principal amount of the New Debentures consolidating the indebtedness previously outstanding under the October Overland Loan and the March Sphere 3D Convertible Debentures, US$7.50 per share; and

(ii) in respect of US$9,500,000 in aggregate principal amount of the New Debentures consolidating the indebtedness previously outstanding under the 2013 Overland Loan, US$8.50 per share.

The aggregate principal amount outstanding under New Debentures, and interest accrued thereon, is also convertible into Common Shares at the option of Sphere 3D at the Conversion Price at such time as the weighted average trading price for the Common Shares exceeds, for a period of ten (10) consecutive trading days on the principal stock exchange on which the Common Shares then trade, 150% of the Conversion Price (i.e., US$11.25 per share in the case of US$10,000,000 in aggregate principal amount of the New Debentures and US$12.75 per share in the case of US$9,500,000 in aggregate principal amount of the New Debentures).

Neither the holder of the New Debentures nor Sphere 3D may convert any portion of the principal or accrued interest of the New Debentures to the extent that the exercise of the conversion right will result in the holder of the New Debentures either (i) becoming a “Control Person” (as that term is defined in Policy 1.1 of the TSX-V’s Corporate Finance Manual), if applicable, unless the TSX-V has granted its approval for the creation of a new “Control Person”, or (ii) being in violation of any other applicable listing requirement of the exchange on which the Common Shares are then listed or any other regulatory requirement.

If FBC and the Cyrus Funds convert the full US$19,500,000 aggregate principal amount outstanding of the New Debentures at the Conversion Price, Cyrus Capital, would acquire indirect control over, and FBC and the Cyrus Funds would acquire, an aggregate of 2,450,980 Common Shares.

The New Debentures are subject to a four-month holding period from their date of issuance. Any Common Shares issued upon conversion of all or part of the New Debentures prior to the expiration of such holding period will be issued subject to the same such holding period measured from the date of issuance of the New Debentures.

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

13D

CUSIP No. 8481Q109	Page 14 of 17

In connection with the Sphere-Overland Merger, Daniel Bordessa, an employee of Cyrus Capital, was appointed to the Sphere 3D board of directors on December 1, 2014.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 35,069,410 Common Shares outstanding at December 1, 2014 after giving effect to the Sphere –Overland Merger, as disclosed by Sphere 3D to Cyrus Capital.

(c) Except for the transactions described in Item 4 above, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

In connection with the Sphere-Overland Merger, Daniel Bordessa, an employee of Cyrus Capital, was appointed to the Sphere 3D board of directors on December 1, 2014.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Shares beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

13D

CUSIP No. 8481Q109	Page 15 of 17

ITEM 7.	Material to be Filed as Exhibits

99.1	Agreement and Plan of Merger dated as of May 15, 2014 by and among Sphere 3D, Overland and S3D Acquisition Company (incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Overland on May 19, 2014)

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act

99.3	Officers and Directors of the Reporting Persons

13D

CUSIP No. 8481Q109	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 11th day of December, 2014.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

13D

CUSIP No. 8481Q109	Page 17 of 17

FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim, individually